HEIDMAR MARITIME HOLDINGS CORP.

89 Akti Miaouli

Piraeus 18538, Greece

February 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heidmar Maritime Holdings Corp.
Registration Statement on Form F-4 (No. 333-284004), as amended

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form F-4 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 23, 2024, be accelerated so that it will be made effective at 5:30 p.m. Eastern Standard Time on February 4, 2025 or as soon thereafter as practicable, pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti of Seward & Kissel LLP, counsel to the undersigned registrant, at (212) 574-1274.

Yours truly, Heidmar Maritime Holdings Corp.

By:	/s/ Pankaj Khanna
Name:	Pankaj Khanna
Title:	Chief Executive Officer